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                                                                 EXHIBIT (a)(10)

               GBC BANCORP COMPLETES DUTCH AUCTION TENDER OFFER

     LOS ANGELES--(BUSINESS WIRE)--July 14, 1999--GBC Bancorp (NASDAQ:GBCB) announced today the preliminary results of its Dutch Auction self-tender offer for its Common Stock. On June 16, 1999, the Company commenced its offer to purchase up to 2,000,000 shares of its Common Stock, or approximately 16% of its then outstanding shares, at a price not greater than $22 nor less than $18 per share. The offer expired at 11:59 P.M. (New York City time) on July 14, 1999.

     GBC Bancorp stated that according to IBJ Whitehall, the depositary for the offer, approximately 1,328,000 shares were tendered pursuant to the offer. Based on this preliminary count by the depositary for the offer, the Company will accept for purchase all shares validly tendered, without proration, at a price of $22 per share in accordance with the terms of the tender offer. The determination of the actual number of shares to be purchased and the actual purchase price are subject to final confirmation and the proper delivery of all shares tendered and not withdrawn.

     GBC Bancorp is the parent company of General Bank, with total assets of $1.7 billion, operating 16 branches in California, as well as loan production offices in Seattle and New York.